EX-99.906CERT

EXHIBIT 12(b)

SECTION 906 CERTIFICATIONS

SECTION 906 CERTIFICATION

John G. Popp, Chief Executive Officer and President, and Bruce S. Rosenberg, Chief Financial Officer, of Credit Suisse Opportunity Funds (the “Fund”), each certify to his knowledge that:

(1)                                 The Fund’s periodic report on Form N-CSR for the period ended October 31, 2013 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)                                 The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Fund.

/s/ John G. Popp	/s/ Bruce S. Rosenberg
John G. Popp	Bruce S. Rosenberg
Chief Executive Officer and President	Chief Financial Officer
January 7, 2014	January 7, 2014

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Fund and will be retained by the Fund and furnished to the Securities and Exchange Commission or its staff upon request.

Iran Related Activities Disclosure

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934

The disclosure below does not relate to any activities conducted by the registrant and does not involve the registrant or the registrant’s management.  The disclosure relates solely to activities conducted by Credit Suisse AG.

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added a new subsection (r) to section 13 of the Exchange Act, requiring a public reporting issuer to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions relating to Iran, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with local law. The registrant’s investment adviser Credit Suisse Asset Management, LLC is an indirect wholly-owned subsidiary of Credit Suisse AG.  As a result, it appears that the registrant is required to provide the disclosures set forth below pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act.  It should therefore be noted that the Annual Report on Form 20-F for the year ended December 31, 2012 filed by Credit Suisse AG with the Securities and Exchange Commission on March 22, 2013 contained the disclosure set forth below (with all references contained therein to the “Company” being references to Credit Suisse AG and its consolidated subsidiaries). By providing this disclosure, the registrant does not admit that it is an affiliate of Credit Suisse AG or Credit Suisse Asset Management, LLC.

The disclosure relates solely to activities conducted by Credit Suisse AG and its consolidated subsidiaries.

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act

The registrant has been advised that, in 2005 and earlier, Credit Suisse AG, through a business line operating in Switzerland, entered into export finance credit facilities involving Iranian parties, through bilateral contracts and as a member of lending syndicates.

Credit Suisse AG loaned funds under these facilities for project finance activities in Iran that did not support or facilitate Iran’s nuclear weapons proliferation efforts, its acquisition of other military items, or its support of terrorism.  Our participation in these credit facilities was legal under applicable law.  The Iranian parties involved in certain credit facilities entered into between 2001 and 2005 subsequently were designated Specially Designated Nationals or Blocked Persons pursuant to an Executive Order of the President of the United States, or fall within the US government’s definition of the government of Iran (which includes government-controlled entities).  Default on these facilities is subject to export financing insurance provided by European governmental export credit agencies.  Credit Suisse AG does not generally calculate gross revenues or net profits from individual export finance credit facilities of this type; however, Credit Suisse AG estimates that it recognized approximately CHF 1.3 million in interest income in 2012 on these facilities, and believes that it has not earned any related net profit in 2012 and over the life of these facilities.  While Credit Suisse AG ceased providing funds to any Iranian parties pursuant to any of these credit facilities several years ago, it has continued, where possible, to receive repayment of funds owed to it by such parties, including during the reporting period.  As of December 31, 2012, approximately CHF 5.4 million was owed to Credit Suisse AG under these credit facilities which are not covered by the European governmental export credit agency guarantees, out of a total amount of approximately CHF 117.2 million outstanding. Credit Suisse AG will continue to seek repayment of funds it is owed under these facilities pursuant to its contractual rights and applicable law, and is cooperating with the European governmental export credit agencies.

During 2012, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.

Credit Suisse AG also holds funds from two wire transfers to non-Iranian customers which were blocked pursuant to Swiss sanctions because Iranian government-owned entities have an interest in such transfers. Such funds are maintained in blocked accounts opened in accordance with Swiss sanctions requirements. Credit Suisse AG derives no revenues or profits from maintenance of these blocked accounts.